[redacted]

06004738

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 28 2006
THOMSON
FINANCIAL

One Lafayette Place
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WG Trading Company LP for the year ended December 31, 2005, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither WG Trading Company LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul R Greenwood 2/24/06

Signature Date

Paul R. Greenwood
Managing General Partner

Stephen Walsh 2/24/06

Signature Date

Stephen Walsh
Managing General Partner

Deborah Duffy

Notary Public

DEBORAH DU...
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE ... 2009

WG TRADING COMPANY LP
(SEC I.D. No. 8-043009)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

WG TRADING COMPANY LP

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing General Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership") as of December 31, 2005, including the related condensed schedule of investments for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of WG Trading Company LP as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
CASH	$	23,879
SECURITIES OWNED:		
Stocks, at fair value		6,445,471,378
U.S. government agency obligations, at fair value		173,836,333
SECURITIES PLEDGED - At fair value		3,993,358,031
RECEIVABLES FROM BROKER-DEALER		103,989,381
DIVIDENDS RECEIVABLE		10,815,532
EXCHANGE MEMBERSHIPS		269,500
OTHER ASSETS		1,317,059
TOTAL ASSETS	$	10,729,081,093
LIABILITIES AND PARTNERS' CAPITAL		
PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$	5,271,057,473
SECURITIES LOAN AGREEMENT		3,907,377,315
SECURITIES SOLD, NOT YET PURCHASED		2,756,150
ACCRUED EXPENSES AND OTHER LIABILITIES		449,477
Total liabilities		9,181,640,415
COMMITMENTS AND CONTINGENCIES (Note 7)		
PARTNERS' CAPITAL		1,547,440,678
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	10,729,081,093

See notes to Statement of Financial Condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2005

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Securities Owned and Pledged, at Fair Value:	610.7 %	
	United States:	100.0	
	Common Stock:		
	Advertising	1.2	$ 18,067,089
	Aerospace/Defense	13.2	204,409,223
	Agriculture:	11.2	
1,928,916	Altria Group, Inc.	9.3	144,128,606
	Other	1.9	28,656,563
	Airlines	0.7	10,616,918
	Apparel	2.7	41,282,860
	Auto Related	3.5	53,790,408
	Beverages:	14.3	
1,536,926	PepsiCo	5.9	90,801,591
1,917,345	Coca-Cola Company	5.0	77,288,172
	Other	3.4	53,526,071
	Biotechnology:	8.9	
1,143,361	Amgen	5.8	90,165,449
	Other	3.1	46,853,853
	Building Products and Materials	1.6	25,007,917
	Chemicals	10.9	167,998,800
	Commercial Banks:	44.9	
4,302,474	Bank of America Corporation	12.8	198,559,182
1,549,014	Wells Fargo & Company	6.3	97,324,552
	Other	25.8	399,065,078
	Commercial Services and Supplies	6.3	97,010,562
	Computers:	26.5	
1,463,120	International Business Machines, Inc.	7.8	120,268,460
	Other	18.7	290,358,237
	Distributors	0.8	12,159,872
	Diversified Financial Services:	54.7	
4,686,175	Citigroup, Inc.	14.7	227,420,067
3,241,214	JP Morgan Chase & Company	8.3	128,643,792
	Other	31.7	489,720,737
	Electric Utilities and Equipment	26.7	413,303,473
	Engineering and Construction	0.4	6,213,790
	Environmental Control	1.1	17,281,044
	Food	10.0	154,908,803
	Forest Products and Paper	3.1	48,429,966

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2005

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Healthcare Products and Services:	37.5 %	
2,755,703	Johnson & Johnson	10.7	$ 165,617,746
1,263,274	United Healthcare Corporation	5.1	78,499,846
	Other	21.7	336,755,934
	Home Builders	2.5	38,323,237
	Hotels, Restaurants and Leisure	6.0	93,370,005
	Household Durables:	18.4	
3,104,768	Procter & Gamble Company	11.6	179,703,963
	Other	6.8	104,314,543
	Insurance:	35.1	
2,404,334	American International Group	10.6	164,047,699
	Other	24.5	378,814,347
	Internet	7.9	122,555,117
	Machinery	5.0	76,894,223
	Manufacturing:	37.7	
9,787,531	General Electric Company	22.2	343,052,991
	Other	15.5	240,552,712
	Media	21.4	330,644,718
	Metals and Mining	5.6	86,607,176
	Office/Business Equipment	1.4	21,960,743
	Oil and Gas:	62.5	
5,763,859	Exxon Mobil Corporation	20.9	323,755,949
2,079,548	ChevronTexaco Corporation	7.6	118,055,933
	Other	34.0	525,001,687
	Packaging and Containers	0.9	13,701,398
	Pharmaceuticals:	39.9	
6,828,187	Pfizer	10.3	159,233,319
	Other	29.6	457,663,047
	Pipelines	1.9	28,688,233
	Real Estate	4.6	71,523,868
	Retail:	40.7	
2,314,006	Wal-Mart Stores	7.0	108,295,488
1,967,744	Home Depot	5.2	79,654,284
	Other	28.5	441,956,617
	Savings & Loans	4.0	62,491,744
	Semiconductors:	21.3	
5,584,714	Intel Corporation	9.0	139,394,456
	Other	12.3	190,663,920
	Software:	27.2	
8,479,817	Microsoft Corporation	14.3	221,747,227
	Other	12.9	199,382,491
	Stock Exchange	0.1	175,900

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2005

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Telecommunications:	38.6 %	
5,689,894	Cisco Systems	6.3	$ 97,410,979
3,618,529	AT&T Corporation	5.7	88,617,781
2,561,221	Verizon Communications	5.0	77,143,974
	Other	21.6	333,651,100
	Textiles	0.3	5,253,703
	Transportation:	11.7	
1,022,227	United Parcel Service	5.0	76,820,353
	Other	6.7	103,569,823
	Total Common Stock Owned and Pledged, at Fair Value (cost of $10,332,659,681)		10,438,829,409
176,500,000	U.S. FNMA Notes Owned, at Fair Value (cost of $172,015,367) (maturity from April 2006 to May 2006)	11.3 %	173,836,333
	Total Securities Owned and Pledged, at Fair Value		$ 10,612,665,742
	Futures Contracts:		
	Equity Indices:	(8.7)%	
32,562	S&P 500 (maturity March 2006)	(8.7)	(134,426,675)
	Total Futures Contracts		$ (134,426,675)
	Securities Sold, Not Yet Purchased, at Fair Value:	(0.2)%	
	United States:	(100.0)	
	Common Stock:		
	Other	(0.2)	(2,756,150)
	Total Securities Sold, Not Yet Purchased, at Fair Value		$ (2,756,150)

(Concluded)

See notes to Statement of Financial Condition.

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of engaging in various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(l). The Partnership Agreement provides that the Partnership will terminate on December 31, 2050.

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Partnership is subject to the fiduciary and prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned, securities pledged and securities sold, not yet purchased transactions and related income and expenses are recorded on the trade-date, at purchase cost or sales proceeds, respectively. Dividends are recorded on the ex-dividend date and interest income is accrued as earned. The Partnership's securities owned are held as collateral under a margin agreement with the Partnership's clearing organization or as collateral in connection with a commodity account at a broker-dealer.

Securities owned, securities pledged and securities sold, not yet purchased are carried at fair value, representing the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices. Unrealized and realized gains and losses are included in net gain on principal transactions.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures contracts, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. The Partnership does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required under FASB Statement No. 133 are generally not applicable with respect to these financial instruments.

Open equity in futures transactions are recorded as receivables from or payables to broker-dealers and clearing organizations, as applicable.

Securities Pledged under Securities Loan Agreements - Securities lending transactions are transacted under master securities loan agreements and are recorded at the amount of cash

collateral received. The Partnership monitors the market value of securities loaned with additional collateral delivered or excess collateral refunded, when deemed appropriate. The Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at fair value
- Securities loan agreements

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from broker-dealers and payables to broker-dealers and clearing organizations represent balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Exchange Memberships - Exchange membership is recorded at cost or, if an other than temporary impairment has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes - The Partnership is exempt from Federal and state income taxation as they are the liability of the partners.

Use of Estimates - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon all of the Partnership's property including, but not limited to, securities, deposits and receivables. These liens collateralize the Partnership's liabilities and obligations to the clearing organizations.

4. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is a registered broker-dealer and a commodity pool and, accordingly, is subject to the Net Capital Rule and the capital rules of the New York Stock Exchange Inc. ("NYSE") and the Commodities Futures Trading Commission ("CFTC"). The Partnership maintains proprietary accounts of introducing brokers (PAIB) agreements with all of their clearing brokers in order for them to receive allowable asset treatment for proprietary assets held at their clearing brokers. The Partnership has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Partnership to maintain net capital, as defined, to be at least the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2005, the Partnership's net capital of $916,805,322 exceeded the minimum regulatory net capital requirements of $250,000 by $916,555,322.

Advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rules of the SEC.

Withdrawals of equity capital from the Partnership require a six month notification prior to such withdrawal and require the approval from the New York Stock Exchange. When such approval is obtained, the capital is no longer considered equity but a liability of the Partnership. It is the Partnership's practice to immediately pay such withdrawing capital once approval has been obtained by the New York Stock Exchange. At December 31, 2005, withdrawing equity of $2.5 million was subject to the approval of the New York Stock Exchange.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to futures contracts as part of its futures trading activities. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a futures contract will typically require the Partnership to deposit margin with its clearing brokers or counterparty as collateral for its obligations. Futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Based upon fluctuations in market value, additional margin may be required to be deposited as collateral. Substantially all of the futures contracts which the Partnership is party to are due to expire on March 15, 2006. The contract amount of equity futures, at December 31, 2005 was approximately $10 billion.

6. RELATED PARTY TRANSACTIONS

During the normal course of business, the Partnership conducts transactions with and provides operation and administrative support to affiliated limited partners. These affiliated limited partners are under the common control of one or more of the Managing General Partners. At December 31, 2005, affiliated limited partners' capital included in Partners' Capital on the Statement of Financial Condition was $506 million, prior to the allocation of net income.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2005, minimum rental commitments under noncancelable leases for office space and equipment are as follows:

2006	$ 604,313
2007	474,245
2008	322,100
2009	199,400
2010	-
	$ 1,600,058

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty. The Partnership does not anticipate nonperformance by counterparties in the above situations.

Exchange Member Guarantees - The Partnership is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange

memberships vary, in general the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Litigation - The Partnership is involved in various legal actions arising in the normal course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management, the eventual resolution of these actions will not have a material adverse effect on the Partnership's financial position or results of operations.

The Partnership is currently a defendant in a legal matter whereby the Plaintiffs' allege breach of contract. The Court, by Order entered February 14, 2006, ruled on the pending motions for summary judgment. The Court dismissed the majority of the Plaintiff's claims and ordered a trial on the balance of the Plaintiff's claims of approximately $10 million, exclusive of interest. Plaintiffs' may, however, seek additional amounts. In addition, all parties have asserted unresolved claims for their attorney's fees and expense. It is reasonably possible that the ultimate outcome of this matter could require the partnership to pay damages or establish accruals in an amount that could not be estimated at December 31, 2005. However, it is in the opinion of the Managing General Partners, after consultation with legal counsel that the ultimate outcome of this matter will not have a material adverse impact on the financial condition or operating results of the Partnership.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

February 24, 2006

WG Trading Company LP
One Lafayette Place
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act, (2) the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the Commodity Exchange Act, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP